SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Gouverneur Bancorp, Inc.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   383584 10 9
                                 (CUSIP Number)

                                Jay L. Hack, Esq.
                            Serchuk & Zelermyer, LLP
                                 81 Main Street
                          White Plains, New York 10601
                                 (914) 761-2100
      (Name, Address, Telephone Number of Person Authorized to Notices and
                                 Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

1.  Name of Reporting Person I.R.S. Identification No. of Above Person
    Cambray Mutual Holding Company      EIN:   Not yet issued

2.  Check the Appropriate Box if a Member of a Group
    (a) [ _ ]
    (b) [ _ ]

3.  SEC Use Only

4.  Source of Funds
    00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ _ ]

6.  Citizenship or Place of Organization
    United States



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7.  Number of Shares Beneficially Owned by Each Reporting Person With Sole
    Voting Power:
    1,311,222

8. Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power:
    -0-

9. Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power:
    1,311,222

10. Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Voting Power:
    -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,311,222

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ _ ]

13. Percent of Class Represented by Amount in Row (11) 55%

14. Type of Reporting Person
    HC

Item 1. Security and Issuer

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.01 par value per share ("Common Stock"), of Gouverneur Bancorp, Inc., a Federal stock corporation (the "Issuer"). The address of the Issuer's principal executive office is 42 Church Street, Gouverneur, New York 13642.

Item 2. Identity and Background

     This Schedule is filed on behalf of Cambray Mutual Holding Company, a mutual holding company (the "Company") chartered under the laws of the United States by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). The Company's principal business is to hold the majority of the outstanding shares of the Issuer's Common Stock. The business address of the Company is 42 Church Street, Gouverneur, New York 13642.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):


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Directors

Name                          Occupation
----                          ----------

Richard F. Bennett            President, Gouverneur Savings and Loan Association

Charles Graves                Retired Savings and Loan Executive

Richard E. Jones              Owner/Operator, J&H Feed and Farm Store

Frank Langevin                Retired commercial building contractor

Robert Leader                 Attorney, Case & Leader LLP

Carl Petitto                  Retired restaurant owner

Larry A. Straw                Vice President, Balmat Mining Division of Zinc
                              Corporation of America

(d) during the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) All the Insiders are United States citizens.

Item 3. Source and Amount of Funds

     The Common Stock acquired by the Company was acquired at no cost directly from the Issuer. Shares of Common Stock owned by Insiders were acquired with personal funds.

Item 4. Purpose of the Transaction

     The Reporting Person acquired its 1,311,222 shares of Common Stock in connection with the reorganization of Gouverneur Savings and Loan Association (the "Bank") into the mutual holding company form of organization. The purpose of the acquisition of the shares was to become the mutual holding company for the Bank in accordance with OTS regulations. The purpose of the purchases by the Insiders was for personal investment. The Insiders were not acting in concert with each other or with the Company in connection with their stock purchases.

     While the Company intends to exercise its rights as a majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as described below; (b) an extraordinary corporate transaction,


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such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above. However, the Company may elect to engage in such transactions in the future.

     The Issuer currently has an Employee Stock Ownership Plan (the "ESOP") which owns 3.6% of the Issuer's Common Stock. As those shares are gradually allocated to employees, it is anticipated that Mr. Bennett, as an employee/officer of a subsidiary of the Issuer, will receive an allocation of Common Stock into his ESOP subaccount in an amount which cannot now be determined. In addition, it is anticipated that the Issuer will submit for stockholder approval a stock option plan and a restricted stock plan which will provide for the grant of options to purchase Common Stock and the award of shares of restricted Common Stock to directors, officers and employees of the Issuer and its subsidiaries, including the Insiders.

     In the future, the Company or one or more of the Insiders may determine to purchase or sell additional shares of the Issuer's Common Stock (or other securities of the Issuer). Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investment opportunities. Sales of the Common Stock of the Issuer by the Company are severely restricted by OTS regulations.

Item 5.  Interest in Securities of the Issuer

     (a) As of March 30, 1999, the Company directly and beneficially owned 1,311,222 shares of the Issuer's Common Stock, which represented 55% of the issued and outstanding shares of Common Stock on such date. The ownership of Common Stock of the Issuer by Insiders, including shares owned both directly and indirectly, is as follows:


--------------------------------------------------------
      Name            Number of Shares        Percent
---------------------------------------------------------
Richard Bennett            19,600               0.8%
---------------------------------------------------------
Charles Graves              2,000               0.1%
---------------------------------------------------------
Richard Jones               2,000               0.1%
---------------------------------------------------------
Frank Langevin             30,000               1.3%
---------------------------------------------------------


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---------------------------------------------------------
Robert Leader              25,000               1.0%
---------------------------------------------------------
Carl Petitto                5,000               0.2%
---------------------------------------------------------
Larry Straw                15,000               0.6%
---------------------------------------------------------


     (b) The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it. Of the 19,600 shares of Common Stock beneficially held by Mr. Bennett, he shares the power to vote and dispose of 13,000 shares with his wife and his wife has the sole voting and dispositive power over the remaining 6,600 shares. Mr. Graves has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him. Of the 2,000 shares of Common Stock beneficially owned by Mr. Jones, he has sole voting and dispositive power over 1,000 shares and his wife has sole voting and dispositive power over 1,000 shares. Mr. Langevin has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him. Mr. Leader has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him. Mr. Petitto shares voting and dispositive power over the shares of Common Stock beneficially owned by him with his wife. Mr. Straw has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

     (c) Other than the issuance to the Company and the purchase by the Insiders of the shares of the Issuer's Common Stock, as of March 30, 1999, neither the Company nor the Insiders have effected any transaction in the Issuer's Common Stock in the past 60 days.

     (d) No person or entity other than the Company or the Insiders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock held by the Company or the Insiders, respectively, except for the persons named in Item 5(b).

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Common Stock.

Item 7. Materials to be Filed as Exhibits



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        None.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Cambray Mutual Holding Company


                                          By:   /s/ Richard F. Bennett
                                                ----------------------
                                                Richard F. Bennett
                                                President and
                                                Chief Executive Officer

Date:  March 31, 1999